SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ )

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October 21, 2003

CE FRANKLIN LTD.

By:

"signed"

Name:  Denise Jones

Title:     Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces Profit for the third quarter of 2003

Calgary, Alberta, October 21, 2003 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the third quarter ended September 30, 2003.

CE Franklin reported net income of $307,000 or $0.02 per share (diluted) for the quarter ended September 30, 2003.  This represents a net income improvement of $657,000 or $0.04 per share (diluted) as compared to the quarter ended September 30, 2002 where the Company reported a net loss of $350,000 or a loss of $0.02 per share (diluted).

Sales for the quarter ended September 30, 2003 increased 7.9% to $67.8 million from $62.9 million for the quarter ended September 30, 2002. General Supplies sales increased $6.9 million or 14.7% to $54.0 million for the quarter ended September 30, 2003 from $47.1 million for the quarter ended September 30, 2002.  The Company's revenue reflects the continued strong market activity as well as MRO contract wins.

Net income before income taxes was $696,000 for the quarter ended September 30, 2003 as compared to a loss before income taxes of $547,000 for the quarter ended September 30, 2002.  The $5.0 million improvement in sales resulted in a $1.2 million improvement in income before income taxes, which represents an incremental flow through of 25%.

"CE Franklin continues to show an improvement in its earnings with strong incremental flow through," said Michael West, President and Chief Executive Officer.   "Our strategies continue to show progress within our expected timeline."

Conference Call and Webcast Information

A conference call to review the quarterly results, which is open to the public, will be held on Wednesday, October 22, 2003, beginning at 11:00 a.m. EDT.  Participants may join the call by dialing 1-800-814-4890 at the scheduled time.  A recording of the entire call may be accessed by 1:00 p.m. EDT on the same day by calling 1-877-289-8525 and entering the pass code of 21018726# and may be accessed until midnight Wednesday, October 29, 2003.

The call will also be webcast live at: http://www.newswire.ca/webcast/viewEventCNW.html?eventID=642620 and will be available on the Company's website at http://www.cefranklin.com.

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About CE Franklin

CE Franklin is one of the largest distributors of thousands of complex products to the Canadian oil and gas exploration, production and refining industry, as well as an important provider of materials to other resource-based industries including oil sands, refineries, petro-chemicals, pulp and paper and mining.  Our energy industry customers drill for, produce, process, pipeline and refine hydrocarbons.  We provide them with a complete range of tubular products and production equipment, including air and gas compressors and artificial lift technology, plus pipe, valves, fittings and maintenance supplies.  We provide complete customer inventory procurement and management services through our 35 locations across Canada.  We are also leveraging our relationship with Wilson Supply in the U.S. in order to provide our customers with an even wider range of products and services.

CE Franklin's strategy is to increase market share, maximize gross profit margins, rationalize expenses, enhance customer service, improve earnings and create shareholder wealth.  Underpinning the strategy are our eight operating values - integrity; credibility; performance; teamwork; service ethic; trust; responsibility and community.

This news release includes forward looking statements within the meaning of section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include economic conditions, seasonality of drilling activity, commodity prices for oil and gas, currency fluctuations and government regulations, and other risks and uncertainties as described in the Company's 2002 Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

For Further Information Contact:

Sam Secreti

Chief Financial Officer

403-531-5603

ssecreti@cefranklin.com

*****

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Management's Discussion and Analysis of Financial Condition and Results of Operations

(All amounts shown in CDN $'s)

Forward Looking Statements

Certain of the statements set forth in this MD&A,  such as statements regarding planned activity and revenue levels, capital expenditures and the availability of capital resources to fund capital expenditures and working capital, are forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company.  These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, shift in drilling activity from conventional oil to gas and heavy oil, commodity prices for oil and gas, currency fluctuations, and government regulations.  Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2003 and beyond could differ materially from those expressed in the forward looking statements.

Results of Operations - For the Three and Nine Months ended September 30, 2003

The price of oil and gas as at September 30, 2003 was U.S. $29.20 (West Texas Intermediate) and Cdn. $5.46 (AECO next day price index value) respectively. This compares to U.S. $30.45 for oil and Cdn. $4.64 for gas as at September 30, 2002, and U.S. $29.42 and Cdn. $5.97, respectively as at December 31, 2002.

The total number of oil and gas wells completed for the quarter ended September 30, 2003 (excluding dry/service wells) in western Canada increased 83.9% to 6,410 wells as compared to 3,485 wells completed for the quarter ended September 30, 2002.

The average rig count increased 56.7% to 387 rigs for the quarter ended September 30, 2003 as compared to 247 rigs for the quarter ended September 30, 2002.

The number of oil and gas wells completed (excluding dry/service wells) for the first nine months ended September 30, 2003 increased 42.5% from 9,407 wells completed in the first nine months of 2002 to 13,402 wells completed in the first nine months of 2003.  The average rig count increased by 40.4% to an average of 365 rigs for the nine months ended September 30, 2003 from an average of 260 rigs for the nine months ended September 30, 2002.

Sales

The increases in well completion activity will not translate into the same increase in sales due to a large number of shallow gas wells completed.  The amount of money spent in shallow gas wells is not as significant as the amounts spent on traditional depth gas wells.  There is also a lag time from rig activity data until the Company realizes revenue.

Sales for the quarter ended September 30, 2003 increased 7.9% to $67.8 million from $62.9 million for the quarter ended September 30, 2002.

Sales for General Supplies increased $6.9 million or 14.7% to $54.0 million for the quarter ended September 30, 2003 from $47.1 million for the quarter ended September 30, 2002 due primarily to the increase in activity levels described above in comparison to the prior year.

Tubulars sales for the quarter ended September 30, 2003 were $13.5 million, a decline of 3.7% from $14.0 million in sales for the quarter ended September 30, 2002.  The Tubulars sales shortfall is attributed to the loss of a large customer.

Sales for the nine months ended September 30, 2003 decreased $14.1 million or 7.0% to $186.1 million from $200.2 million for the nine months ended September 30, 2002.  Tubulars sales declined by $28.1 million reflecting the loss of two large customers that now purchase tubular products directly from steel mills.  This decline was partially offset by an increase of $16.9 million or 12.7% in General Supplies sales for the nine months ended September 30, 2003 as compared to the same period in 2002.

Gross Profit

Total gross profit increased to $11.4 million or 23.9% from $9.2 million for the quarter ended September 30, 2003 as compared to the quarter ended September 30, 2002. The increase in gross profit reflects increased activity levels coupled with an improvement in gross profit margins.  Total gross profit increased to $31.1 million or 13.7% from $27.3 million for the nine months ended September 30, 2003 as compared to the previous year despite a $14.1 million decrease in sales as a result of an improvement in gross profit margins.

Average gross profit margin for the quarter ended September 30, 2003 increased to 16.7% from 14.6% for the quarter ended September 30, 2002.  Average gross profit margin for the nine months ended September 30, 2003 increased to 16.7% from 13.6% for the nine months ended September 30, 2002.

General Supplies average gross profit margin for the quarter ended September 30, 2003 increased to 19.1% from 16.7% for the quarter ended September 30, 2002.  Average gross profit margin for the nine months ended September 30, 2003 increased to 19.0% from 17.0% for the nine months ended September 30, 2002.  The increase is the result of various profit margin initiatives implemented in 2002 and the early part of 2003.

Selling, General and Administrative Costs (SG&A)

For the quarter ended September 30, 2003, SG&A costs increased $777,000 or 9.2% to $9.2 million from $8.4 million for the quarter ended September 30, 2002. The increase in SG&A for the third quarter of 2003 is primarily commissions paid to the Company's sales agents due to the 14.7% increase in General Supplies sales.  Approximately 95% of the Company's SG&A relate to the Company's General Supplies operations.

For the nine months ended September 30, 2003, SG&A was $27.2 million as compared to $26.5 million in SG&A, or an increase of 2.6% as compared to the nine months ended September 30, 2002.  The Company's General Supplies sales increased 12.7% for the comparable period.

EBITDA (1)

Earnings before interest, tax, depreciation, amortization and other expenses (EBITDA) for the quarter ended September 30, 2003 was $2.2 million or an increase of 191% from EBITDA of $740,000 for the quarter ended September 30, 2002.  The $5.0 million increase in sales resulted in an incremental flow through (increase in EBITDA divided by increase in sales) to EBITDA of 28.5%.

EBITDA for the nine months ended September 30, 2003 was $3.9 million compared to EBITDA of $797,000 for the nine months ended September 30, 2002. The $14.1 million decrease in sales was offset by an improvement in gross profit of $3.7 million offset by a $686,000 increase in SG&A expense.

Income (loss) before Income Taxes

Income before income taxes improved significantly to $696,000 for the quarter ended September 30, 2003 from a loss of $547,000 for the quarter ended September 30, 2002. The $5.0 million increase in sales resulted in an incremental flow through of 25.0%.

Income before income taxes was $134,000 for the nine months ended September 30, 2003 as compared to a loss of $2.9 million for the nine months ended September 30, 2002.

Net Income (loss) and Earnings per Share

Net income for the quarter ended September 30, 2003 was $307,000 or $0.02 per share (diluted) as compared to net loss of $350,000 or $0.02 per share (diluted) for the quarter ended September 30, 2002.  The $657,000 improvement in net income, or $0.04 per share (diluted) represents an incremental flow through of 13.2% on the sales increase of $5.0 million.

Net loss for the nine months ended September 30, 2003 was $231,000 or $0.01 per share (diluted) as compared to net loss of $1.8 million or $0.11 per share (diluted) for the nine months ended September 30, 2002.

Liquidity and Capital Resources

Asset and Cash Management

CE Franklin maintains debt primarily to finance its working capital requirements.  CE Franklin's total capitalization (financed debt plus equity) as at September 30, 2003 was comprised of debt of 27.7% and equity of 72.3%.

For the three months ended September 30, 2003, CE Franklin generated $868,000 in cash flow from operations.  During this period the Company invested $824,000 in working capital, and $132,000 in property and equipment and other financing activities.  This activity resulted in CE Franklin increasing its bank line by $88,000.

For the nine months ended September 30, 2003, CE Franklin generated $2.5 million in cash flow from operations, $1.7 million in cash flow from working capital and $538,000 in proceeds from the sale of a 50% interest in Brittania Compression.  During this period, the Company invested $627,000 in property and equipment and other financing activities.  These activities resulted in CE Franklin reducing its bank line by $4.1 million.

On July 31, 2003, CE Franklin negotiated a new $35.0 million demand operating loan facility with the Royal Bank of Canada.  Amounts drawn against this facility bear interest at Canadian Prime plus 1%.  The maximum amount available under this facility is based on a borrowing base formula applied to accounts receivable and inventories. At September 30, 2003, CE Franklin had $17.4 million drawn against this facility. In management's opinion, this is considered sufficient to finance its current operating needs.

Risks and Uncertainties

CE Franklin's financial performance may be influenced favourably or adversely by certain external factors, as described below:

Adverse weather conditions could decrease the demand for CE Franklin's products and services.  CE Franklin's financial performance is tied closely to the seasonality of drilling activity and fieldwork, including construction completions and rig activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas wells, then the demand for CE Franklin's products and services would temporarily decrease and the Company's cash generated from operations would be adversely affected.

The loss of CE Franklin's major supplier for its tubular goods business could adversely affect the Company's revenue and gross profit.  A substantial portion of CE Franklin's business is the sale of tubular goods that are primarily obtained from one supplier.  For the year ended December 31, 2002, 29.5% of CE Franklin's revenue and 11.6% of CE Franklin's gross profit was from the sale of oilfield tubular goods.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.   In the event the Company is unable to source tubular supplies from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  Such suppliers are available.

Fluctuations in oil and gas prices could adversely affect demand for CE Franklin's products and services and, therefore, CE Franklin's revenues, cash flows and profitability.  CE Franklin's operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin's products and services and could have a material adverse effect on CE Franklin's revenues, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin's products and services or future conditions in the oil and gas and oilfield supply industries.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin's results of operations and profitability.    The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies directly from the manufacturer rather than from independent oilfield supply distributors;

  the ability for new brokers and distributors to enter the tubular supply business and the general supply business if the oil and gas industry were to experience significant growth in drilling activity; and

  price competitions among major supply companies.

CE Franklin and its largest competitors are generally operating at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

Shifts in drilling activity from conventional oil to gas affect CE Franklin's revenues, cash flows and profitability.  CE Franklin sells an average of 3.5 times more product into an oil well versus a gas well and as a result a change in oil well completion activity has an impact on sales.

CE Franklin and its competitors are subject to changes in its customer base due to a high degree of merger and acquisition activity.  This could adversely or positively impact the customer's revenues.

(1) Non-GAAP Earnings Measures

EBITDA is defined as earnings before interest, tax and amortization.  The Company's EBITDA results are presented to provide the reader with operating financial information that is comparable to prior years operating financial information.  It should be noted that EBITDA is not defined by Canadian generally accepted accounting principles and has no standardized meaning.  Therefore, these results may not be readily comparable to other companies' presentations of operating results.

CE Franklin Ltd.
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended

	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars, except per share data)	2003	2002	2003	2002

Sales
General supplies	54,018	47,077	149,585	132,731
Tubulars	13,515	14,036	34,553	62,683
Manufacturing	309	1,755	1,984	4,789

	67,842	62,868	186,122	200,203

Cost of sales
General supplies	43,677	39,227	121,182	110,170
Tubulars	12,629	13,236	32,423	59,252
Manufacturing	184	1,245	1,460	3,472

	56,490	53,708	155,065	172,894

Gross profit
General supplies	10,341	7,850	28,403	22,561
Tubulars	886	800	2,130	3,431
Manufacturing	125	510	524	1,317

	11,352	9,160	31,057	27,309

Other expenses (income)
Selling, general and administrative expenses	9,197	8,420	27,198	26,512
Amortization	1,145	1,036	3,293	3,154
Interest expense	304	331	828	779
Foreign exchange loss (gain)	10	2	(360)	(112)
Other income	-	(82)	(36)	(95)

	10,656	9,707	30,923	30,238

Income (loss) before income taxes	696	(547)	134	(2,929)

Income tax expense (recovery)
Current	731	(79)	1,103	(726)
Future	(342)	(118)	(738)	(388)

	389	(197)	365	(1,114)

Net income (loss) for the period	307	(350)	(231)	(1,815)

Net income (loss) per share (note 4)
Basic and diluted	0.02	(0.02)	(0.01)	(0.11)
Weighted average basic number of
shares outstanding	17,178,696	17,178,696	17,178,696	17,170,243

CE Franklin Ltd.
Interim Consolidated Balance Sheets

(Unaudited)

	September 30,	December 31,
(in thousands of Canadian dollars)	2003	2002

ASSETS
Current assets
Accounts receivable	41,901	36,992
Inventories	43,400	40,679
Income taxes recoverable	-	741
Other	1,316	600

	86,617	79,012
Property and equipment	9,654	12,757
Goodwill	7,765	7,765

	104,036	99,534

LIABILITIES
Current liabilities
Bank overdraft	4,638	1,148
Bank operating loan	17,388	21,500
Accounts payable	20,054	16,525
Accrued liabilities	12,795	10,213
Current portion of long-term debt	386	297

	55,261	49,683
Long-term debt	192	299
Future income taxes	1,643	2,381

	57,096	52,363

SHAREHOLDERS' EQUITY
Capital stock	19,268	19,268
Contributed surplus	13,566	13,566
Retained earnings	14,106	14,337

	46,940	47,171

	104,036	99,534

CE Franklin Ltd.
Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended		Nine Months Ended

	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars)	2003	2002	2003	2002

Cash flows from operating activities
Net income (loss)	307	(350)	(231)	(1,815)
Items not affecting cash -
Amortization	1,145	1,036	3,293	3,154
Gain on disposal of property and equipment	(6)	(82)	(28)	(93)
Future income taxes	(342)	(118)	(738)	(388)
Increase (decrease) in inventory reserves	(236)	(282)	187	(353)

	868	204	2,483	505
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(4,634)	(4,720)	(4,909)	(666)
Income taxes recoverable	607	-	741	-
Inventories	(2,020)	(388)	(2,999)	5,162
Other current assets	(567)	413	(716)	(1,382)
Accounts payable	338	(2,217)	3,529	(11,626)
Accrued liabilities	1,142	6,812	2,582	2,716

	(4,266)	104	711	(5,291)

Cash flows from financing activities
Issuance of capital stock	-	-	-	82
Increase (decrease) in bank operating loan	88	(500)	(4,112)	3,800
Increase in bank overdraft	4,310	671	3,490	2,198
Decrease in long-term debt	(99)	(71)	(246)	(198)

	4,299	100	(868)	5,882

Cash flows from investing activities
Purchase of property and equipment	(45)	(283)	(426)	(727)
Proceeds on disposal of property and equipment	12	79	45	136
Proceeds on sale of 50% interest in Brittania (note 2)	-	-	538	-

	(33)	(204)	157	(591)

Change in cash and cash equivalents during the period	-	-	-	-
Cash and cash equivalents - Beginning of period	-	-	-	-

Cash and cash equivalents - End of period	-	-	-	-

Cash paid (received) during the period for:
Interest on bank operating loan	284	319	788	738
Interest on long-term debt	20	12	40	41
Income taxes	(83)	(147)	155	293

CE Franklin Ltd.

Interim Consolidated Statement of Changes in Shareholders' Equity (Unaudited)

	Capital Stock

	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity

Balance - December 31, 2001	17,158,091	19,186	13,566	17,205	49,957
Effect of change in accounting policy (note 3)	-	-	-	(375)	(375)
Stock options exercised	20,605	82	-	-	82
Net loss	-	-	-	(2,493)	(2,493)

Balance - December 31, 2002	17,178,696	19,268	13,566	14,337	47,171

Net loss	-	-	-	(231)	(231)

Balance - September 30, 2003	17,178,696	19,268	13,566	14,106	46,940

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2002 and 2001, except as described in note 2. These consolidated financial statements are in accordance with generally accepted accounting principles in Canada which, in the case of the Company, conform in all material respects with those in the United States.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2002.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Basis of presentation

On January 31, 2003, the Company transferred the property and equipment and operations of its Brittania Compression operations into a wholly owned subsidiary. Subsequently, a 50% interest in the new subsidiary was sold. The Company accounts for its remaining 50% investment using the proportionate consolidation method of accounting.

Note 3 - Changes in accounting policy

Note 4 - Share data

At September 30, 2003 the Company had 17,178,696 common shares and 1,292,662 options to acquire common shares outstanding. 457,740 of those options were currently vested and exercisable.

On January 1, 2002 the Company adopted the new CICA Handbook Section on "Stock-Based Compensation and Other Stock-Based Payments", and has continued to account for common share options granted to employees, officers and directors using the intrinsic method. Accordingly, no compensation cost has been recognized in the interim consolidated statements of operations. Had compensation cost been determined on the basis of fair values, net income for the quarter ended September 30, 2003 would have decreased by $111,000 or $0.01 per common share. The Company's net loss for the nine months ended September 30, 2003 would have increased by $460,000 or $0.03 per common share.

There were no common share options granted in the third quarter of 2003. The fair value of common share options granted in the nine months ended September 30, 2003 is $83,000. The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield                                                            nil

Risk-free interest rate                                           4.83%

Expected life                                                       7 years

Expected volatility                                                  70%

Note 5 - Segment information

  The Company has two identifiable industry segments. Distribution of equipment and supplies to producers of oil and gas and manufacturing of gas compression equipment for the producers of oil and gas.

(in thousands of dollars)	Distribution	Manufacturing	Total

For the three months ended September 30, 2003
Revenue	67,533	309	67,842
Gross Profit	11,227	125	11,352
Income (loss) before interest and taxes	1,113	(113)	1,000
Assets	101,204	2,832	104,036
Goodwill	7,765	-	7,765
Capital expenditures	47	3	50

For the three months ended September 30, 2002
Revenue	61,113	1,755	62,868
Goodwill	7,765	-	7,765
Capital expenditures	283	-	283

For the nine months ended September 30, 2003
Revenue	184,138	1,984	186,122
Gross Profit	30,533	524	31,057
Income (loss) before interest and taxes	1,307	(345)	962
Assets	101,204	2,832	104,036
Goodwill	7,765	-	7,765
Capital expenditures	632	22	654

For the nine months ended September 30, 2002
Revenue	195,414	4,789	200,203
Gross Profit	25,992	1,317	27,309
Loss before interest and taxes	(1,701)	(449)	(2,150)
Assets	102,342	4,941	107,283
Goodwill	7,765	-	7,765
Capital expenditures	727	-	727